SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.   )*

RECON TECHNOLOGY, LTD.
(Name of Issuer)

Ordinary Shares, $0.0185 par value per share
(Title of Class of Securities)

G7415M 10 8
(CUSIP Number)

Chen, Yiquan	Liu, Hui
42/F, Yinglong Plaza	Room C301, 3/F, Central Tower
No.76 Huangpu Road West	Chemsunny World Trade Centre
Guangzhou City	No.28 Fuxingmen Nei Avnue
Guangdong, China (510100)	Xicheng District, Beijing (100031)

with copies to:
Simon Luk, Esq.	David A. Sakowitz, Esq.
Winston & Strawn LLP	Winston & Strawn LLP
200 Park Avenue	200 Park Avenue
New York, New York 10166	New York, New York 10166
852-2292-2000	(212) 294-6700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. G7415M 10 8	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Chen, Yiquan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- Shares
	8.	SHARED VOTING POWER 833,681 Shares (1)
	9.	SOLE DISPOSITIVE POWER -0- Shares
	10.	SHARED DISPOSITIVE POWER 833,681 Shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,681 Shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons acquired beneficial ownership of an aggregate of 833,681 ordinary shares of the Company pursuant to share purchase agreements with Mr. Li, Hongqi. Mr. Chen, Yiquan is a director of Huading Guaranty Co., Ltd., and Mr. Liu, Hui is a vice chairman and general manager of Zhongdan Investment & Credit Guarantee Co., Ltd. The Reporting Persons share beneficial ownership, and jointly exercise the voting and dispositive power, of the aggregate 833,681 ordinary shares.

(2) Calculated based on 3,951,811 ordinary shares issued and outstanding as of November 15, 2010.

Schedule 13D

CUSIP No. G7415M 10 8	13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Liu, Hui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- Shares
	8.	SHARED VOTING POWER 833,681 Shares (1)
	9.	SOLE DISPOSITIVE POWER -0- Shares
	10.	SHARED DISPOSITIVE POWER 833,681 Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,681 Shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons acquired beneficial ownership of an aggregate of 833,681 ordinary shares of the Company pursuant to share purchase agreements with Mr. Li, Hongqi. Mr. Chen, Yiquan is a director of Huading Guaranty Co., Ltd., and Mr. Liu, Hui is a vice chairman and general manager of Zhongdan Investment & Credit Guarantee Co., Ltd. The Reporting Persons share beneficial ownership, and jointly exercise the voting and dispositive power, of the aggregate 833,681 ordinary shares.

(2) Calculated based on 3,951,811 ordinary shares issued and outstanding as of November 15, 2010.

Schedule 13D

Item 1.                  Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, $0.0185 par value per share (“Shares”), of Recon Technology, Ltd., a Cayman Islands corporation (the “Company”).  The principal executive offices of the Company are located at Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, China.

Item 2.                  Identity and Background.

(a)           This Schedule 13D is being filed jointly by Mr. Chen, Yiquan, a PRC citizen (“Mr. Chen”), and Mr. Liu, Hui, a PRC citizen (“Mr. Liu” and, together with Mr. Chen, the “Reporting Persons”).

(b)           Mr. Chen’s principal business address is 42/F, Yinglong Plaza, No.76 Huangpu Road West, Guangzhou.  Mr. Liu’s principal business address is Room C301, 3/F, Central Tower, Chemsunny World Trade Centre, No.28 Fuxingmen Nei Avenue, Xicheng District, Beijing.

(c)           Mr. Chen is a director of Huading Guaranty Co., Ltd. and Mr. Liu is a vice chairman and general manager of Zhongdan Investment & Credit Guarantee Co., Ltd. Both Huading Guaranty Co., Ltd. and Zhongdan Investment & Credit Guarantee Co., Ltd. are engaged in the business of providing guarantee services to companies and individuals.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Both Reporting Persons are citizens of the PRC.

Item 3.                  Source and Amount of Funds or Other Consideration.

On October 21, 2010, each of the Reporting Persons entered into a share purchase agreement (collectively, the “Agreements”) with Mr. Li, Hongqi (“Mr. Li”), pursuant to which Mr. Chen and Mr. Liu acquired 458,525 Shares and 375,156 Shares, respectively, of the Company owned by Mr. Li for a purchase price of $2,200,000 and $1,800,000, respectively (approximately $4.80 per Share). The share transfers became effective on November 3, 2010. Both Reporting Persons used their own personal funds to pay the purchase price amounts.

This summary of the Agreements does not purport to be complete and is qualified in its entirety by reference to the Agreements which are filed as Exhibits 2 and 3, respectively, hereto and are incorporated herein by this reference.

Schedule 13D

Item 4.                  Purpose of the Transaction.

The Reporting Persons together acquired an aggregate of 833,681 Shares as described in Item 3 for investment purposes. The Reporting Persons will share voting and dispositive power of the aggregate 833,681 Shares.

Except as set forth in this Schedule 13 D, neither of the Reporting Persons has any other present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of December 22, 2010, the Reporting Persons may be deemed to share beneficial ownership of the aggregate 833,681 Shares, or approximately 21.1% of the Company’s total Shares outstanding. The foregoing percentage is calculated based on 3,951,811 ordinary shares issued and outstanding as of November 15, 2010.

(b)           Each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the aggregate 833,681 Shares.

(c)           As of December 22, 2010, and within the sixty-day period prior thereto, no transactions involving the Company’s Shares had been engaged in by the Reporting Persons other than as disclosed herein.

(d)           Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Company covered by this Schedule 13D.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference.

Item 7.                  Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement dated December 23, 2010 between Mr. Chen and Mr. Liu, pursuant to Rule 13d-1(k)(1).*

Exhibit 2	Share Purchase Agreement between Mr. Chen and Mr. Li dated October 21, 2010.*

Exhibit 3	Share Purchase Agreement between Mr. Liu and Mr. Li dated October 21, 2010.*

*          Filed herewith.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 2010

By:	/s/ Chen, Yiquan
Chen, Yiquan

By:	/s/ Liu, Hui
Liu, Hui

Schedule 13D

EXHIBITS

Exhibit	Description

Exhibit 1	Joint Filing Agreement dated December 23, 2010 between Mr. Chen and Mr. Liu pursuant to Rule 13d-1(k)(1).*

Exhibit 2	Share Purchase Agreement between Mr. Chen and Mr. Li dated October 21, 2010.*

Exhibit 3	Share Purchase Agreement between Mr. Liu and Mr. Li dated October 21, 2010.*

*          Filed herewith.

Schedule 13D